Exhibit 99.2

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST PHOSPHATE CORP.

FOR THE THREE MONTHS ENDED MAY 31, 2024 AND 2023

This management’s discussion and analysis (“MD&A”) covers the financial statements of First Phosphate Corp. (the “Company”) For the period ended May 31, 2024 and for the comparable period ended May 31, 2023. This MD&A should be read in conjunction with the condensed interim financial statements and notes thereto for the period ended May 31, 2024 and May 31, 2023 (the “Interim Financial Statements”). The information contained in this report is current to July 09, 2024 and has been approved by the Company’s board of directors (the “Board”).

This discussion should be read in conjunction with the Company’s audited annual financial statements for the period ended February 29, 2024 and February 28, 2023, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in the MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The Company’s certifying officers are responsible for ensuring that the condensed interim financial statements and MD&A do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. The Company’s officers certify that the condensed interim financial statements and MD&A fairly present, in all material respects, the financial condition, result of operations and cash flows, of the Company as the date hereof.

The Board approves the condensed interim financial statements and MD&A and ensures that the Company’s officers have discharged their financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which reviews and approves all financial reports prior to filing.

Additional information related to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A or other reports and filings with applicable Canadian securities regulations. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate, ilmenite (titanium) concentrate and magnetite (iron) concentrate. The Company now holds over 1,500 sq. km of royalty-free district-scale land claims.

The Company’s mining properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77 kms from the Bégin-Lamarche Property, with daily flights to Montreal. The Company has road access to the deep sea Port of Saguenay for international shipment of its concentrates as well as the ability to build industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship property of Lac à l’Orignal as well as Bégin-Lamarche are located on four season, heavy haul gavel roads connected to a paved provincial highway and to the Port of Saguenay. The Company has a formal memorandum of understanding (MOU) in place with the Port of Saguenay.

The Company is a mineral development company fully dedicated to extracting and purifying phosphate for the eventual downstream production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LFP”) battery industry. Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP batteries for various industries such as energy storage, electric vehicles (“EV”) and other industries.

Industry Developements

The global LFP battery market size was USD 15.28 billion in 2023 and is projected to grow from USD 19.07 billion in 2024 to USD 124.42 billion by 2032 at a compound annual growth rate (“CAGR”) of 25.6%. Fortune Business Insights™ has mentioned these insights in its research report, titled, “Global Lithium Iron Phosphate Battery Market, 2024-2032.”

According to the study, demand for LFP batteries across passenger cars and electric vehicles will boost industry growth. LFP battery packs have gained traction by offering high voltage, power density, long life cycle, less heating, and increased safety conventional EV batteries. Soaring demand for EVs is projected to boost the demand for LFP battery components. On November 16, 2022, President Biden signed the Inflation Reduction Act (IRA) into law, marking a significant action the US Congress has taken on clean energy and climate change which affects the demand for clean energy storage solutions.

Changes in Mineral Properties and Claims

Lac à l’Orignal Flagship Area: The Company’s material exploration property is the Lac à l’Orignal Property, which is based on a technical report dated November 17, 2022 and entitled “Technical Report and Initial Mineral Resource Estimate of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quebec” (the “Technical Report”) as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS Canada Inc. (“SGS”) and published on March 20, 2023. As well, a Mineralogical Study by Queen’s University was published on March 14, 2023. The Company announced a completed Preliminary Economic Assessment (“PEA”) on this property on July 26, 2023.

On September 11, 2023, the Company filed on SEDAR+, its PEA on the Lac à l’Orignal Property, Quebec, Canada. The PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates.

The PEA by P&E Mining Consultants Inc. meets the requirements as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that First Phosphate will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, for the project to be placed into production.

The Company will determine if and when to proceed with Phase 2 as outlined in the PEA after additional drilling is completed on, and a NI 43-101 compliant report is received for the Bégin-Lamarche property. The Company will, at that point, decide how to conduct environmental baseline studies and commence deeper stakeholder engagement and consultations (Quebec BAPE will be considered). The baseline studies should focus on aquatic, terrestrial and hydrological monitoring and documentation. A formal community, government, and stakeholder consultation plan should be developed and implemented, and all activities documented. This phase would also include pre-feasibility studies (whether internal or formalized) as well as advanced metallurgical studies, definition drilling activities all in view to moving to a formal feasibility study. The Company will update as to the Phase 2 program (pre-feasibility and feasibility study) in the coming quarters after it is comfortable to have finalized drilling results at Bégin-Lamarche and fully understood the potential of this property vis-à-vis Lac à l’Orignal.

There was no expenditure incurred on the Lac à l’Orignal property during the period.

Begin-Lamarche Area: The Company’s secondary exploration property is found at Bégin- Lamarche which is 75 km driving distance from the deep sea Port of Saguenay. On June 5, 2023, the Company announced the results of its 4,274 m drill program on the property which yielded the discovery of two main zones with multiple open pit accessible phosphate-bearing layers.

On April 29, 2024, the Company completed a 25,929 m drill program at the property. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the southwest) with the Northern Zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern Zone has an average width of 40 m and a length of 700 m. All analyses have been received and a 43-101 resource estimate is now being prepared.

Expenditures for the period on the Bégin-Lamarche property have amounted to $3,689,198. Immediate expenditures for this property will be final expenses from the drill program and the NI 43-101 resource estimate which is currently expected to occur in the three months ending August 31, 2025.

Bluesky Property: The Bluesky Property consists of a series of staked claims areas within 250 km or less from the Port of Saguenay, Quebec. Ongoing surface sampling, prospecting and other forms of reconnaissance will occur on these properties in future quarters. These properties are to be considered as very early exploration.

There was no expenditure incurred on the Bluesky property during the period.

The Bluesky Property is fully impaired as management decides which of these claims to pursue work on in order to maintain them. At the moment, prior existing work will be used to maintain whatever claims qualify as management directs its resources to the other mineral properties that are at more advanced stage (Lac à l’Orignal / Bégin-Lamarche). Management believes that technical feasibility and commercial viability would come demonstrably quicker for one of the other properties (Lac à l’Orignal or Bégin- Lamarche) as opposed to the Bluesky Property.

All mineral areas have not generated revenue thus far. The Company is in the exploration phase at Lac à l’Orignal, in the advanced drilling phase at Bégin-Lamarche and at the early exploration phase in the Bluesky area. The Company continues to determine the commercial feasibility of Lac à l’Orignal and Bégin-Lamarche.

Changes in Share Capital

On April 5, 2024, the Company issued 84,616 common shares upon the exercise of restricted share units (“RSUs”) for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

On April 16, 2024, the Company issued 200,000 common shares pursuant to the signing of a collaboration agreement with respect to its proposed phosphate mine and LFP CAM plant project in the Saguenay-Lac-Saint-Jean Region, with a fair value of $60,000.

On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $334,418 and was reclassified upon exercise from contributed surplus to capital stock.

Other Events

March 4, 2024: The Company announced that it had received a mining research and innovation grant from the Quebec Ministry of Natural Resources and Forestry (“MRNF”). The grant provides financial support to the Company in the way of $315,236 to continue mineralogical study on its apatite, ilmenite and magnetite concentrates. The project also includes the processing of the Company’s mine tailings for re-use in the cement construction industry.

March 13, 2024: The Company signed a memorandum of understanding (“MOU”) with Groupe Goyette (“GG”) of Saint-Hyacinthe, Quebec for the accommodation of the Company’s logistical footprint at the Hébertville-Station intermodal facility in the Saguenay-Lac-St-Jean. The Company also announced that it appointed Armand MacKenzie as Vice President, Government Relations.

March 19, April 2, April 23, and May 14, 2024: On March 19, April 2, April 23, and May 14, 2024, the Company announced the first four sets of assay results from its 25,000m drill program at its Bégin-Lamarche Property. The Company’s 25,929 m drill program was completed ahead of schedule on April 29, 2024. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the southwest) with the Northern zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern zone has an average width of 40 m and a length of 700 m. All analyses have been received and a 43-101 resource estimate is now being prepared.

March 26, 2024: The Company announced two peer-reviewed publications in scientific journals and one research report have been published on its properties at Lac à l’Orignal and Bégin-Lamarche.

April 9, 2024: The Company and Pekuakamiulnuatsh Takuhikan signed a collaboration agreement with respect to its proposed phosphate mine and Lithium Iron Phosphate (LFP) cathode active material plant project in the Saguenay-Lac-Saint-Jean Region of Quebec, Canada. On April 16, 2024, the Company issued 200,000 common shares in accordance with the terms of the collaboration agreement.

April 16, 2024 : The Company announced the appointment of Gary Stanley to the advisory board of the Company. Gary Stanley has more than 40 years experience with the U.S. Department of Commerce (“DOC”) in Washington, DC. Mr Stanley has served under every U.S. President from Ronald Reagan to Joe Biden. During his tenure, Mr. Stanley worked with both public and private sector stakeholders to strengthen American supply chains and to enhance U.S. global competitiveness in critical minerals, metals, chemicals, and other materials industries. The Company granted Mr. Stanley 250,000 options exercisable at $0.40 per common share. The options vest as follows: (i) 25% on September 30, 2024, (ii) 25% on March 31, 2025, (iii) 25% on September 30, 2025, and (iv) 25% on March 31, 2026. These options expire three years from the grant date.

April 30, 2024: A consultant of the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

May 7, 2024: Two consultants of the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

May 8, 2024: The Company entered into a partially binding letter of intent (“LOI”) with Rapid Building Systems Pty Ltd (“RBS”) of Adelaide, Australia for the development of a Rapidwall Manufacturing Plant in the Saguenay-Lac-St-Jean Region of Quebec, Canada. Upon acceptance of terms for the supply of a Rapidwall Manufacturing Plant by RBS, First Phosphate will be granted a license for the exclusive sales and marketing rights for Canada to RBS’s Rapidwall and Rapidseal products. The Rapidwall Manufacturing System would allow First Phosphate to upcycle the clean phosphogypsum produced from its proposed purified phosphoric acid (“PPA”) plant into building material panels which could be used to support housing for rural and indigenous communities in North America.

Subsequent Events

June 10, 2024: the Ontario Securities Commission issued a receipt for a shelf prospectus dated June 6, 2024. The prospectus was filed in each of the provinces and territories of Canada and the receipt is deemed to be issued by the regulator in each of those jurisdictions if the conditions of Multilateral Instrument 11-202 Passport System have been satisfied. Under the shelf prospectus, the Company may issue and sell up to, in the aggregate, $20,000,000 of common shares, warrants, subscription receipts, units, debt securities, or any combination thereof, from time to time over a 25-month period that the Shelf Prospectus remains effective. The specific terms of any future offering of securities (if any) will be set forth in a prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities in connection with any such offering.

June 11, 2024: The Company filed and received a receipt for its final short form base shelf prospectus (the “Shelf Prospectus”).  The Shelf Prospectus was filed, in both official languages (English and French), under legislation in each of the provinces and territories of Canada.

RESULTS OF OPERATIONS

For the three months ended May 31, 2024

The following analysis of the Company’s operating results for the three months ended May 31, 2024 includes a comparison against the three months ended May 31, 2023.

Revenue:

The Company no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy for the three months ended May 31, 2024 were $3,689,198 compared to $1,009,872 for the three months ended May 31, 2023. These expenses were related to its latest drill program at the Bégin-Lamarche property.

Professional fees for the three months ended May 31, 2024 were $103,261 compared to $254,473 for the three months ended May 31, 2023. The professional fees comprise of the following:

	For the three months ended May 31, 2024 $	For the three months ended May 31, 2023 $
Legal fees	17,299	105,430
Accounting fees	85,962	139,043
Audit fee	—	10,000
	103,261	254,473

The decrease in legal and accounting fees is due to the decrease in the level of activities that requires engaging the services of the respective professionals. The decrease in audit fees is due to Company not going through an auditor review this period.

Business development for the three months ended May 31, 2024 were $193,107 compared to $487,586 for the three months ended May 31, 2023. The decrease in expense is due to the decrease in the level of business development activities during the period.

Consulting Fees for the three months ended May 31, 2024 were $10,000 compared to $81,690 for the three months ended May 31, 2023. The decrease in expense is due to the decrease in the level of marketing activities during the period. Consulting fees were incurred relating mostly to market research initiatives.

Management fees for the three months ended May 31, 2024 were $nil compared to $144,000 for the three months ended May 31, 2023. Management fees relate to the executive management and staffing for the Company. Starting September 1, 2023, management fees are paid via the issuance of RSUs and are presented as share based compensation.

Directors' Fees for the three months ended May 31, 2024 were $nil compared to $43,200 for the three months ended May 31, 2023. Fees have been incurred for non-executive directors. Starting September 1, 2023, director fees are paid via the issuance of RSUs and are presented as share based compensation.

General administrative expenses for the three months ended May 31, 2024 were $73,523 compared to $69,106 for the three months ended May 31, 2023.

Regulatory filing fees for the three months ended May 31, 2024 were $57,210 compared to $76,321 for the three months ended May 31, 2023. The decrease in cost is due to the Company completing a major portion of its CSE filing in the previous period.

Share based compensation for the three months ended May 31, 2024 were $765,918 compared to $283,385 for the three months ended May 31, 2023. Share based compensation was recorded for the issuance of stock options and RSUs to management, directors and consultants of the Company.

Gain on amortization of flow through liability for the three months ended May 31, 2024 were $737,807 compared to $107,680 for the three months ended May 31, 2023. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities during the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the three months ended May 31, 2024 were $67,267 compared to $3,396 for the three months ended May 31, 2023. This interest relates to bank deposits.

Loss for the period

The net loss for the three months ended May 31, 2024 was $4,185,217 as compared to $2,338,557 for the three months ended May 31, 2023. This represents an increase in net loss of $1,846,660 and is due to the items discussed above.

SUMMARY OF QUARTERLY RESULTS

The following quarterly financial data is derived from the financial statements of the Company as at and for the three-month periods ended on the dates indicated below. The information should be read in conjunction with the Company’s condensed interim financial statements and the accompanying notes thereto.

	May 31/24 $	Feb 29/24 $	Nov 30/23 $	Aug 31/23 $
Total assets	6,895,055	12,995,758	5,161,891	5,465,682
Working capital	1,628,755	4,889,979	740,477	663,345
Shareholders’ equity	5,953,075	9,312,374	4,490,596	4,413,464
Net loss	(4,185,217)	(3,764,747)	(946,590)	(1,242,574)
Loss per share	(0.06)	(0.07)	(0.02)	(0.02)

	May 31/23	Feb 28/23	Nov 30/22	Aug 31/22
	$	$	$	$
Total assets	6,125,429	5,933,078	4,372,481	3,509,510
Working capital	1,699,072	1,695,036	71,610	607,249
Shareholders’ equity	5,449,191	5,422,330	2,865,844	3,368,132
Net loss	(2,338,557)	(2,138,999)	(1,115,884)	(490,410)
Loss per share	(0.05)	(0.05)	(0.03)	(0.03)

The net loss for the three months ended May 31, 2024, was $4,185,217 compared to a net loss for the three months ended May 31, 2023 of $2,338,557. The larger loss in the three months ended May 31, 2024 is primarily due to the increase in mineralogical, metallurgical and exploration related expenditures incurred during the period.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The Company intends to raise capital by future financings. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. See “Risk Factors” of this MD&A.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

As of May 31, 2024, the Company had cash of $1,651,673, restricted cash of $40,000 and $528,735 in financial liabilities. The Company intends to raise capital by future financings. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company.

The Company’s certain directors and management have agreed to be compensated in non-cash consideration until February 28, 2026 to assist the Company with maintaining sufficient cash flow.

Use of Proceeds Assuming No Additional Financing

As of the date of this MD&A, the Company intends to use its financial resources for the advancement of the objectives and milestones outlined below over the next 12 months.

Category	Expense
Exploration & Metallurgical Activities(1)	$578,736
Mineral Resource & Other Studies(2)	$750,000
Audit and Accounting	$166,500
Public Company Costs	$114,100
Public Relations and Business Development	$90,200
Marketing, Conferences and Travel	$66,000
Legal	$72,000
General and Administration	$237,600
Total	$2,075,136

1.       Drilling and exploratory expenses related to the Bégin-Lamarche property as well as investment in complementary technologies. This budgeted amount is comprised of $422,000 for metallurgy; $108,736 for geological reconnaissance and prospecting; and $48,000 for geology and claims renewals.

2.       Expenses related to proving out the mineral resource estimate at the Bégin-Lamarche property. This budgeted amount is comprised of $545,000 for PEA work; $105,000 for university studies; and $100,000 for other studies.

At a meeting of the Company’s board of directors, and as subsequently extended by resolution, the Company determined to compensate certain directors and management in non-cash consideration until February 28, 2026 to assist the Company with maintaining sufficient cash flow. Parties subject to this arrangement provided written agreement to the arrangement. By adhering to the planned operating budget as set forth in the table above, the Company projects that it has the financial resources to maintain operations beyond July 2025.

The Company has incurred negative operating cash flow since inception. The Company expects to use the net proceeds from the sale of securities in pursuit of objectives set out in this MD&A. However, to the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities and/or its existing working capital to fund such negative cash flow. In addition, the funds raised pursuant to any sale of securities may not be sufficient to fund the Company’s objectives as set out above. See “Risk Factors”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CAPITAL STOCK

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at May 31, 2024, the Company had 74,867,570 Common Shares outstanding with share capital of $26,737,052 and as at May 31, 2023, the Company had 51,713,207 common shares outstanding with share capital of $18,480,596. As at the date of this MD&A, the Company has 74,867,570 common shares outstanding. There are no preferred shares issued or outstanding.

Omnibus Equity Incentive Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaces the Company’s stock option plan (the “Legacy Stock Option Plan”) and restricted share unit plan (“Legacy RSU Plan”). The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan which will allow such awards to be subject to the same administration and overall limits. The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023.

No further grants of Options are to be made under the Legacy Stock Option Plan or awards of RSUs under the Legacy RSU Plan.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. Outstanding options under the Legacy Stock Option Plan continue to be governed by the Legacy Stock Option Plan. The Company had no RSUs issued and outstanding at the time of disinterested shareholder approval for the Omnibus Plan. The Company currently has 10,143,000 common shares reserved for issuance pursuant to options grants and 2,623,500 common shares pursuant to RSU grants. In aggregate, the Company has 12,766,500 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 14.4% of the common Shares outstanding on a partially diluted basis.

As of the date of this MD&A, the Company is authorized to issue up to 2,232,016 options or RSUs.

Restricted Share Units

The following details the changes in outstanding RSUs for the three months ended May 31, 2024:

Number of RSUs
Outstanding, March 1, 2023	—
Granted during the period	—
Vested and exercised during the period	—
Outstanding, May 31, 20243	—

Outstanding, March 1, 2024	3,074,298
Granted during the period	430,000
Vested and exercised during the period	(880,799)
Outstanding, May 31, 2024	3,074,298

The following is a summary of RSUs outstanding and exercisable as at May 31, 2024:

Expiry date	Number of RSUs outstanding	Number of RSUs exercisable
December 15, 2026	2,273,898	—
December 15, 2027	800,400	—
	3,074,298	—

For the three months ended May 31, 2024, the Company recorded $469,446 of share-based compensation related to the vesting of RSUs (May 31,2023 - $Nil).

As at the date of the MD&A, the Company has 3,074,298 RSUs outstanding.

Options

The following details the changes in outstanding options for the three months ended May 31, 2024:

	Number of Options	Weighted Average Exercise Price $
Outstanding, March 1, 2023	6,225,000	0.3
Issued during the period	832,000	0.70
Cancelled during the period	(225,000)	0.35
Outstanding as at May 31, 2023	6,832,000	0.35

Outstanding, February 29, 2024	9,893,000	0.37
Issued during the period	250,000	0.40
Outstanding, May 31, 2024	10,143,000	0.37

The following is a summary of options outstanding as at May 31, 2024:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
June 27, 2024	25,000	25,000	0.7	0.08
September 30, 2024	183,000	183,000	0.7	0.33
February 22, 2026	3,075,000	2,306,250	0.25	1.73
February 22, 2026	2,850,000	2,137,500	0.35	1.73
September 01, 2026	750,000	375,000	0.70	2.25
December 29, 2026	410,000	—	0.40	2.58
April 16, 2027	250,000	—	0.40	2.88
December 29, 2028	2,600,000	—	0.40	4.58
	10,143,000	5,026,750

For the three months ended May 31, 2024, the Company recorded $296,472 of share based compensation related to the vesting of options (2023 - $542,805). The fair value of options was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages
Share price	$0.30
Dividend yield	Nil
Exercise price	$0.40
Risk-free interest rate	4.09%
Expected volatility	100%
Expected expiration	3.00

 As at the date of this MD&A, the Company has 10,143,000 options outstanding and of which 5,026,750 options are exercisable.

Warrants

The following details the changes in outstanding warrants for the three months ended May 31, 2024:

	Number of warrants	Weighted Average Exercise Price $
Outstanding as at February 28, 2023	6,547,477	0.49
Issued during the period	1,607,789	1.20
Exercised during the period	(65,383)	0.28
Outstanding as at May 31, 2023	8,089,883	0.65

Outstanding, February 29, 2024	16,962,927	0.54
Issued during the period	—	—
Outstanding, May 31, 2024	16,962,927	0.54

The following is a summary of warrants outstanding as at May 31, 2024

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
August 23, 2024	80,640	80,640	0.25	0.23
December 31, 2025	10,024,498	10,024,498	0.50	1.58
April 24, 2026	1,607,789	1,607,789	1.25	1.92
December 31, 2028	5,250,000	2,625,000	0.40	4.58
	16,962,927	14,337,927

As at the date of this MD&A, the Company has 16,962,927 warrants outstanding.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

Related party	Relationship
John Passalacqua	Chief Executive Officer (“CEO”) and Director
Laurence W. Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer (“CAO”), Chief Financial Officer (“CFO”), Corporate Secretary, and Director
Marc Branson	Independent Director
Gilles Laverdiere	Chief Geologist	(1)

(1)	He is considered related parties under securities law and not under IAS 24.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended May 31,
	2024 $	2023 $
Share based compensation	485,894	194,472
Management fees	—	144,000
Professional Fees	—	65,000
Directors’ fees	—	43,200
Financing fees	99,774	—
Consulting Fees	—	30,000
	585,668	476,672

There are no amounts owed to related parties as of May 31, 2024.

Director and Management Services Agreements

The Company has director and management service agreements with each of its directors and officers that allow for termination without cause so long as 30 day prior written notice is provided by either party. Under each agreement, the consultant is entitled to a monthly payment in cash but the Company has the option to issue common shares as payment in lieu.

For the three months ended May 31, 2024, ExpoWorld Ltd. (with John Passalaqua as principal) received $171,587 in fees comprised of $nil for management services (May 31, 2023 - $67,500) in their capacity as a CEO, $nil directors fees (May 31, 2023 - $nil), and $171,587 (May 31, 2023 - $ 39,717) in share based compensation comprised of options and RSUs. Mr. Passalaqua is the CEO and director of the Company.

For the three months ended May 31, 2024, POF Capital Corp. (with Bennett Kurtz as principal) received $124,050 in fees comprised of $nil for management services (May 31, 2023 - $36,000) in their capacity as a CAO, $nil directors fees (May 31, 2023 - $nil), and $124,050 (May 31, 2023 - $19,859) share based compensation comprised of options and RSUs. He also serves as a CAO, CFO, Corporate Secretary, and Director of the Company.

For the three months ended May 31, 2024, Capwest Investments Inc. (with Marc Branson as principal) received $95,128 in fees comprised of $nil for management services (May 31, 2023 - $nil), $nil for directors fees (May 31, 2023 - $21,600), $nil for consulting fees (May 31, 2023 - $30,000) and $95,128 (May 31, 2023 $ 19,859) share based compensation comprised of Options and RSUs. Mr. Branson serves as an independent director of the Company.

For the three months ended May 31, 2024, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $95,128 in fees comprised of $nil for management services (May 31, 2023 - $nil), $nil directors fees (May 31, 2023 - $21,600), and $95,128 share based compensation (May 31, 2023 - $19,859) comprised of options and RSUs. Mr. Zeifman serves as Chairman and independent director of the Company.

For the three months ended May 31, 2024, 166693 Canada Inc. (with Gilles Laverdiere as principal) received $159,163 in fees comprised of $nil for management services (May 31, 2023 - $nil), $57,800 for mining exploration and metallurgy expenses (May 31, 2023 - $30,198) comprised of cash payment, and $27,984 share based compensation (May 31, 2023 - $19,859) comprised of options. Mr. Laverdiere serves as the Chief Geologist of the Company.

FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

As at May 31, 2024

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	1,691,673	—	—	1,691,673
Long-term investments			134,687	134,687
	1,691,673	—	134,687	1,826,360

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company measures its cash and cash equivalents using unadjusted quoted prices in active markets for identical assets or liabilities. The Company measures its restricted cash, accounts payable and loans payable at amortized cost.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $1,691,673. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at May 31, 2024, has $1,651,673 in cash and cash equivalents and $40,000 in restricted cash and $528,735 in financial liabilities, which represents the Company's maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one year. As at May 31, 2024, the Company has sufficient working capital to satisfy its financial liabilities.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. From time to time the Company works to raise additional capital through private placements or other equity financing. The Company does not currently have any operations generating cash. The Company is therefore dependent upon debt and equity financing to carry out its plans. There can be no assurance that such financing will be available to the Company.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of May 31, 2024, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,350. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

RISK FACTORS

Financing

The Company does not currently have any operations generating cash. The Company is therefore dependent upon debt and equity financing to carry out its plans. There can be no assurance that such financing will be available to the Company.